Exhibit 99.3

RISK FACTORS

Risks Related to the Arrangement

The completion of the Arrangement is subject to a number of conditions precedent and may not occur.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside Yerbaé’s and Safety Shot’s control, including, but not limited to, the approval by the Court as well as the receipt of each of the Yerbaé Shareholder Approval and the Company Stockholder Approval. In addition, the completion of the Arrangement by Yerbaé and Safety Shot is conditional on, among other things, no material adverse effect having occurred in respect of either Yerbaé or Safety Shot that is continuing. There can be no certainty, nor can Yerbaé or Safety Shot provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of Yerbaé common shares and Safety Shot common stock may be adversely affected.

The market price of the Yerbaé common shares and Safety Shot common stock may be adversely affected if the Arrangement is not completed or is delayed.

If, for any reason, the Arrangement is not completed or its completion is materially delayed or the Arrangement Agreement is terminated, the market price of Yerbaé common shares and Safety Shot common stock may be materially adversely affected. Depending on the reasons for terminating the Arrangement Agreement, Yerbaé’s or Safety Shot’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying a Termination Fee (as defined below) or Expense Reimbursement Fee (as defined below), as applicable.

The Arrangement may be terminated in certain circumstances.

Pursuant to the terms of the Arrangement Agreement, each of Yerbaé and Safety Shot has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement. Accordingly, there can be no certainty, nor can Yerbaé or Safety Shot provide any assurance, that the Arrangement will not be terminated by either of Yerbaé or Safety Shot prior to the completion of the Arrangement. The Arrangement Agreement also includes a Termination Fee and Expense Reimbursement Fee payable if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the business of Yerbaé and Safety Shot.

The termination fees provided under the Arrangement Agreement may discourage other parties from attempting to acquire Yerbaé or Safety Shot.

Under the Arrangement Agreement, Yerbaé has certain termination rights if (i) prior to the receipt of the Yerbaé Shareholder Approval, the board of directors of Yerbaé authorizes Yerbaé to enter into a definitive written agreement with respect to a superior proposal, Yerbaé is otherwise in compliance with its non-solicit obligations under the Arrangement Agreement, and Yerbaé pays the Company a termination fee of [$1,750,000 plus up to $250,000] of the Company’s transaction expenses (the “Termination Fee”); or (ii) the board of directors of the Company, among other things, withdraws or changes its recommendation with respect to the Company Stockholder Approval, in which case the Company will be obligated to pay to Yerbaé a fee of $500,000 plus up to $250,000 of transaction expenses (the “Expense Reimbursement Fee”). These termination-related fees may discourage other parties from attempting to acquire Yerbaé common shares or Safety Shot common stock or otherwise make an acquisition proposal to Yerbaé, even if those parties, in the case of Yerbaé, would otherwise be willing to offer greater value to Yerbaé shareholders than that offered by Safety Shot under the Arrangement.

Completion of the Arrangement is uncertain given, among other things, the conditions precedent to the Arrangement.

As the Arrangement is dependent upon, among other things, satisfaction of certain conditions, its completion is uncertain. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of Yerbaé’s and Safety Shot’s resources to the completion thereof could have a negative impact on their respective relationships with their stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of each of Yerbaé and Safety Shot. In addition, each of Yerbaé and Safety Shot will incur significant transaction expenses in connection with the Arrangement, regardless of whether the Arrangement is completed.

Yerbaé and Safety Shot are restricted under the Arrangement Agreement from pursuing certain business opportunities.

Each of Yerbaé and Safety Shot is subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, the parties are restricted from soliciting, initiating, encouraging or otherwise facilitating any acquisition proposal, among other things. The Arrangement Agreement also restricts them from taking specified actions until the Arrangement is completed without the consent of the other party. These restrictions may prevent each party from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Safety Shot stockholders and Yerbaé shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Arrangement as compared to their current ownership and voting interest in the respective companies.

After the completion of the Arrangement, the current Safety Shot stockholders and Yerbaé shareholders will own a smaller percentage of the combined company than their ownership in their respective companies prior to the Arrangement. Upon completion of the transactions contemplated by the Arrangement Agreement, it is estimated that the issuance of the Consideration Shares in exchange for Yerbaé shares will result in Yerbaé shareholders and Safety Shot stockholders owning approximately 24.2% and 75.8%, respectively, of the outstanding economic interest in the combined company. For a more complete description of the Arrangement Agreement, please see “The Arrangement Agreement - Consideration” in this Current Report on Form 8-K.

Another attractive take-over, merger or business combination may not be available if the Arrangement is not completed.

If the Arrangement is not completed and is terminated, there can be no assurance that Yerbaé will be able to find a party willing to pay equivalent or more attractive consideration than the consideration to be provided under the Arrangement or be willing to proceed at all with a similar transaction or any alternative transaction.

The pending Arrangement may divert the attention of management of Yerbaé and Safety Shot.

The pendency of the Arrangement could cause the attention of management of Yerbaé and Safety Shot to be diverted from their day-to-day operations, and suppliers, customers or distributors may seek to modify or terminate their business relationships with Yerbaé or Safety Shot, as applicable. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Yerbaé and Safety Shot regardless of whether the Arrangement is ultimately completed, or of the combined company if the Arrangement is completed.

Directors and officers of Yerbaé may have interests in the Arrangement different from the interests of Yerbaé shareholders.

Directors and executive officers of Yerbaé negotiated the terms of the Arrangement Agreement, and the Yerbaé Board has unanimously recommended that Yerbaé shareholders vote for the resolution approving the Arrangement. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of Yerbaé shareholders generally. Yerbaé shareholders should be aware of these interests. The Yerbaé Board was aware of, and considered, these interests when it declared the advisability of the Arrangement Agreement and unanimously recommended that Yerbaé shareholders approve the resolution approving the Arrangement.

The issuance of a significant number of Safety Shot shares of common stock could adversely affect the market price of the Safety Shot common stock.

On completion of the Arrangement, a significant number of Safety Shot shares of common stock will be issued to Yerbaé shareholders. The increase in the number of Safety Shot shares of common stock may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, the Safety Shot common stock.

Safety Shot and Yerbaé have incurred, and may continue to incur, substantial transaction fees and costs in connection with the Arrangement.

Safety Shot and Yerbaé have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including without limitation, costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred in the course of coordinating the businesses of the combined company after completion of the Arrangement. If the Arrangement is not consummated, Safety Shot and Yerbaé will be required to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement is abandoned, such as legal, accounting and financial advisory. Such costs may be significant and could have an adverse effect on each company’s future results of operations, cash flows and financial condition.

There are risks associated with securities litigation related to the Arrangement.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions. Yerbaé or Safety Shot may become involved in this type of litigation in connection with the Arrangement, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could have a material adverse effect on the business and the results of operations of Yerbaé, Safety Shot or the combined company.